DEUTSCHE BANK SECURITIES INC.

October 26, 2004

Re:	eLong, Inc.
Registration Statement on Form F-1
(Registration File No. 333-119606)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that (i) 2,285 copies of the Registration Statement on Form F-1 as initially filed on October 7, 2004 and as amended on October 12, 2004 (the “Registration Statement”) were distributed to the underwriters and (ii) we have made necessary arrangements to distribute the preliminary prospectus dated October 12, 2004 for the offering by Monday, October 25, 2004, approximately as follows:

2,285 to Underwriters

1,579 to Institutions

5 to Others

Total:	3,869

We were advised on September 29, 2004 by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the Act, we hereby join in the request of eLong, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00pm, Eastern Standard Time, on October 27, 2004, or as soon thereafter as practicable.

Very truly yours,

Acting as Representative of Several Underwriters

By: DEUTSCHE BANK SECURITIES INC.

By:    /s/ Emmanuel DeSousa

     Name: EMMANUEL DESOUSA

     Title: MANAGING DIRECTOR

By:    /s/ Tor Braham

     Name: TOR BRAHAM

     Title: MANAGING DIRECTOR